Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Senior Securities” and “Independent Registered Public Accounting Firm,” and to the use of our reports dated February 14, 2012, February 15, 2011, and March 1, 2010 with respect to the financial statements of Special Value Continuation Fund, LLC and Special Value Continuation Partners, LP as of December 31, 2011, December 31, 2010, and December 31, 2009 and for each of the years then ended and the financial highlights for each of the periods indicated, included in Amendment No. 3 to the Registration Statement (Form N-2 No. 333-172669) dated March 5, 2012 and related Prospectus of Special Value Continuation Fund, LLC for the initial public offering of its common stock.

/s/ Ernst & Young LLP

Los Angeles, California

March 5, 2012